UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registry (NIRE) No. 35.300.332.067

EXCERPT OF THE MINUTES OF BOARD OF DIRECTORS MEETING HELD ON NOVEMBER 11TH, 2015

On November 11th, 2015, at 9 a.m., at Banco Santander (Brasil) S.A. headquarters and by videoconference, the Board of Directors have met, with the attendance of the totality of its members, to take resolutions on the following Agenda (…) II. Proposal to call the General Meeting for December 14, 2015  (approval); (…) In attention to item 2 the Board of Directors, unanimously, approved the call of the Extraordinary General Meeting on December 14, 2015 to take resolutions on: (i) the cancellation of the current 37,757,908 treasury shares; (ii) to approve the regulations related to the 2015 Long Term Incentive Plans; and (iii) amendments of articles 15, §3; 17, XXI and XXXII; 31, 32 and 33 of the Company’s Bylaws and its respective consolidation.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, November 11th, 2015. Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Álvaro Antônio Cardoso de Souza – Director (independent); Celso Clemente Giacometti Director (independent); Conrado Engel – Director; José Antonio Alvarez Alvarez – Director; José de Paiva Ferreira – Director; José Maria Nus Badía - Director; Marília Artimonte Rocca – Director (independent); Viviane Senna Lalli – Director (independent).

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

This is a free translation of the excerpt produced in Portuguese.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer